October 19, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Mail Stop 4561

Attn:	Michael McTiernan
Dan Gordon
Jessica Barberich

Re:                             Internet Brands, Inc.
Registration Statement on Form S-1
File No. 333-144750
Initially filed on July 20, 2007
Amendment No. 1 filed on August 29, 2007
Amendment No. 2 filed on September 25, 2007

Ladies and Gentlemen:

On behalf of Internet Brands, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letters dated October 11, 2007 and August 17, 2007, relating to the above-referenced registration statement (the “Registration Statement”) filed with the Commission on Form S-1 (File No. 333-144750) on July 20, 2007, and as amended on August

29, 2007 and again on September 25, 2007 (the Registration Statement as amended on September 25, 2007, “Amendment No. 2”).  As discussed with the Staff, the Company is filing this letter in advance of filing a subsequent amendment to the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 2.  Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 2.

Alexander Emil Hansen, page 93 (October 11, 2007 Comment Letter)

1.                                      We note your response to comment 4, including your disclosure that Mr. Hansen is not required to perform any duties for Tatum.  However, we reissue the comment in part.  Please disclose the nature of his continued duties with Tatum, if any.

RESPONSE TO COMMENT 1:

In a subsequent amendment to the Registration Statement, the Company intends to revise the disclosure on pages 94 and 106 to reflect the Staff’s comment, replacing “Mr. Hansen is not required to perform any duties for Tatum, LLC during his employment with us.” with “Mr. Hansen has no ongoing duties with Tatum, LLC.”  (Changes underlined.)

Note 9 — Income Taxes, page F-26 (October 11, 2007 Comment Letter)

2.                                      We note your response to comment 8; please expand your disclosure to discuss the effect of the stock-based compensation expense on your conclusion regarding your valuation allowance.

RESPONSE TO COMMENT 2:

In a subsequent amendment to the Registration Statement, the Company intends to revise the disclosure on pages F-27 and F-52 to reflect the Staff’s comment.

In the carryover paragraph of Footnote 9 on page F-27, the Company intends to replace the following text:

“Although realization is not assured, the Company has concluded that it is more likely than not that $82,683 of its net deferred tax assets at December 31, 2006 will be realized in the ordinary course of operations based on the currently available positive and negative evidence, primarily the Company’s three-year history of earnings and projected earnings.  In the event the Company’s future operating results fall short of its estimates, or income tax rates are higher than estimated, it is possible that the Company may need to increase the valuation allowance, the effect of which could result in a significant charge to the Company’s operating results.”

with

“Although realization is not assured, the Company has concluded that it is more likely than not that $82,683 of its net deferred tax assets at December 31, 2006 will be realized in the ordinary course of operations based on the currently available positive and negative evidence, primarily the Company’s recent three-year history of earnings and projected earnings.  In the event that the Company’s future operating results fall short of its estimates, a material amount of the incentive stock options (ISOs) granted by the Company become subject to a disqualifying disposition, or income tax rates are lower than estimated, it is possible that the Company may need to increase the valuation allowance, the effect of which could result in a significant charge to the Company’s operating results.” (Changes underlined.)

The Company intends to revise Footnote 5 on page F-52 as follows (changes underlined):

“5.  INCOME TAXES

“The Company continually assesses the realization of its net deferred tax assets and considers whether it is more likely than not that the net deferred tax assets will be realized.  The ultimate realization depends on the ability to recover previously paid taxes through loss carrybacks and the generation of future taxable income during the periods in which temporary differences become deductible. At September 30, 2007, the Company concluded that it is more likely than not that a substantial portion of its net deferred tax assets will be realized in the ordinary course of business, based on the currently available positive and negative evidence, primarily the Company’s recent three-year history of taxable income, the current year’s taxable income and projected future taxable income.  Permanent differences, such as stock-based compensation expense (SBCE) arising from option grants, modifications, APB 25 variable grants and incentive stock option (ISO) grants, are excluded from taxable income.  The Company assumes that ISO grants will be exercised in accordance with their original terms.

“Adoption of FIN 48—The Company adopted the provisions of FASB Interpretation No. 48 .. . . .”

Principal and Selling Shareholders, page 105 (August 17, 2007 Comment Letter)

34.                               Please advise us as to all selling shareholders who are registered broker-dealers or affiliates of broker-dealers.  Additionally, tell us if the broker-dealer received the securities as underwriting compensation.  Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

RESPONSE TO COMMENT 34:

In its response letter dated August 29, 2007, the Company indicated that it was in the process of determining which stockholders would be selling shares in the contemplated offering.  At this time, the Company has preliminarily determined which stockholders intend to include shares in the offering, based on responses received from such persons.  To the Company’s knowledge, the following selling stockholders are affiliates of broker-dealers:

•                                          Alvin Block is a registered representative of MAG Financial, Inc. (“MAG”), a broker-dealer.

•                                          Michael and Andrew Block are the minor children of Gary Block, a registered representative of MAG.

•                                          Morgan Stanley Dean Witter Equity Funding, Inc. is affiliated with Morgan Stanley & Co. Incorporated, a broker-dealer.

•                                          JPMorgan Chase & Co. is affiliated with J.P. Morgan Securities, Inc., JPMorgan Distribution Services Inc., Chase Investment Services Corp., and J.P. Morgan Institutional Investments Inc., each of which is a broker-dealer.

To the Company’s knowledge, none of the stockholders planning to sell shares in the contemplated offering are registered broker-dealers.

35.                               If applicable, please provide an analysis of why the resale of securities by affiliates of broker-dealers is not an indirect primary offering.  Your analysis should address the following points:

•                                          how long the selling shareholders have held the securities;

•                                          the circumstances under which the selling shareholders received the securities;

•                                          the selling shareholders’ relationship to the issuer;

•                                          the amount of securities involved;

•                                          whether the sellers are in the business of underwriting securities; and

•                                          whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

•                                          the seller purchased in the ordinary course of business; and

•                                          at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

RESPONSE TO COMMENT 35:

In a subsequent amendment to the Registration Statement, the Company intends to provide disclosure stating that each selling stockholder affiliated with a broker-dealer has represented to the Company that such stockholder acquired the shares being sold in the contemplated offering in the ordinary course of business and that, at the time of such acquisition, such stockholder had no agreements, understandings or arrangements, directly or indirectly, with any person to distribute such shares.

In response to the Staff’s comment, the Company respectfully submits that, in view of all of the circumstances described below, none of the selling stockholders affiliated with a broker-dealer is acting as a conduit for the distribution of securities by the Company, and the resale of shares by these stockholders does not constitute an indirect primary offering.

Alvin, Andrew and Michael Block.  Alvin, Andrew and Michael Block hold 8,000, 1,000, and 1,000 shares of the Company’s Class A Common Stock on an as-converted basis, respectively, all of which they intend to include in the contemplated offering.  Each of these individuals has held these securities for approximately eight years.  In October 1999, Alvin Block purchased for his personal account 10,000 shares of Series D Preferred Stock issued by the Company during a financing that raised approximately $273.5 million in working capital through the sale of approximately 17.4 million shares of Series D Preferred Stock (the “Series D Financing”).  In December 1999, Mr. Block transferred 1,000 shares of the securities purchased by him to each of the personal accounts of his minor grandchildren, Andrew and Michael Block, leaving him with 8,000 shares of Series D Preferred Stock.  None of Alvin, Andrew and Michael Block is in the business of underwriting securities.  Further, none of these individuals is an officer or director of the Company or has a material relationship with the Company or its affiliates except in his capacity as a stockholder.

Morgan Stanley Dean Witter Equity Funding, Inc. (“MSDWEF”).  MSDWEF holds 264,654 shares of Class A Common Stock on an as-converted basis, 93,577 shares of which it intends to include in the contemplated offering.  MSDWEF has held these shares for periods ranging from over five years to approximately eight years.  In October 1999, MSDWEF acquired 31,726 shares of Series D Preferred Stock in connection with the Company’s Series D Financing.  In connection with the Company’s acquisition of Greenlight.com, Inc. (“Greenlight”), MSDWEF acquired 232,928 shares of common and preferred stock of the Company upon the conversion of

MSDWEF’s equity holdings in Greenlight.  Such aggregate total is comprised of 43,296 shares of Series E Preferred Stock and 119,754 shares of Class D Common Stock acquired in February 2001, and 18,555 shares of Series E Preferred Stock and 51,323 shares of Class D Common Stock acquired in May 2002.  MSDWEF is not in the business of underwriting securities.  No officer or director of MSDWEF is an officer or director of the Company, and MSDWEF does not have a material relationship with the Company or its affiliates except in its capacity as a stockholder.

JPMorgan Chase & Co. (“JPM”).  JPM holds 2,085,970 shares of Class A Common Stock, all of which it intends to include in the contemplated offering.  These shares were acquired upon the exercise of a warrant.  In 1999, the Company issued this warrant to Bank One, N.A.  In 2004, a subsidiary of JPM, JPMorgan Chase Bank, N.A. (“JPMCB”), became the legal successor of Bank One, N.A.  In October 2007, JPMCB assigned the warrant to JPM, and JPM exercised the warrant and thereby acquired 2,085,970 shares of Class A Common Stock, representing all of the shares underlying the warrant.  JPMCB assigned the warrant to JPM because JPMCB, as a chartered bank, is not permitted to own securities directly, and the warrant therefore needed to be exercised, and the underlying shares owned, by a non-bank affiliate of JPMCB.  While certain of JPM’s subsidiaries are broker-dealers, JPM is not a broker-dealer and is not in the business of underwriting securities.  No officer or director of JPM is an officer or director of the Company.  An indirect, wholly owned subsidiary of JPM serves as a source of brokered automotive financing for the Company, but the revenues generated from this arrangement are immaterial.  JPM does not have a material relationship with the Company or its affiliates except in its current capacity as a stockholder.

Lock-up Agreements, page 114 (August 17, 2007 Comment Letter)

37.                               You state that substantially all of your other stockholders have agreed with [you] that they will not sell or otherwise transfer any shares of your common stock or your other securities for a period of 180 days after the date of this prospectus.  Please quantify the amount of your shares not subject to lock-ups.

RESPONSE TO COMMENT 37:

In its response letter dated August 29, 2007, the Company indicated that 1,546,144 shares of its Class A Common Stock were not subject to lock-up arrangements at that time, but that the Company would provide a final number when it was confirmed.  In a subsequent amendment to the Registration Statement, the Company intends to revise its disclosure on page 117 to state: “Approximately 1,546,144 shares of our Class A common stock are not subject to any lock-up arrangement.”  (Changes underlined.)

Please direct your questions or comments regarding this response letter to the undersigned at (213) 683-9144.  Thank you for your assistance.

Respectfully submitted,

/s/ Mark H. Kim

Mark H. Kim

cc:           Robert N. Brisco, Internet Brands, Inc.
                B. Lynn Walsh, Internet Brands, Inc.
                Alexander Emil Hansen, Internet Brands, Inc.
                Zach Maurus, Credit Suisse Securities (USA) LLC
                Aron Bohlig, Credit Suisse Securities (USA) LLC
                Blake Warner, Thomas Weisel Partners LLC
                David Liu, Jefferies & Company, Inc.
                Paul Clausing, Jefferies & Company, Inc.
                Kelly Hwang, Jefferies & Company, Inc.
                Alan Denenberg, Davis Polk & Wardwell